OKMIN RESOURCES, INC.

February 22, 2022

Anuja A. Majmudar

Attorney-Advisor

Division of Corporate Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Okmin Resources, Inc.

Form 10-12G/A Amendment #1 filed on February 10, 2022

File No. 000-56381

Dear Ms. Majmudar:

In response to the Staff's comment letter dated February 18, 2022, the Company has the following responses.

Item 5. Directors and Executive Officers, page 13

1.	Please revise to disclose the name of the non-profit umbrella organization in Los Angeles at which Mr. Herzog has served as a principal office and director during the past five years. See Item 401(e) of Regulation S-K.

We have added the information regarding Mr. Herzog’s employment.

General

2.	We note your revised disclosure in response to prior comment 7. Please revise the revenue threshold for emerging growth company status to $1.07 billion and the threshold for non-convertible debt to $1.0 billion. Refer to the definition of "emerging growth company" in Rule 12b-2 of the Exchange Act. In addition, you state that you have elected to opt out of the transition period. Accordingly, please check the box on the cover page indicating that you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

We have revised the disclosure regarding the thresholds on Page ii and we have checked the box on the cover page indicating we have elected not to use the extended transition period.

In addition, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of the disclosures in the filing.

Sincerely,

/s/ “Jonathan Herzog”

Jonathan Herzog

President and Chief Executive Officer